SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 3)*

Under the Securities Exchange Act of 1934

SCIO DIAMOND TECHNOLOGY CORPORATION
(Name of Issuer)

Common Shares
(Title of Class of Securities)

808831101
(CUSIP Number)

Peter J. Ekberg, Esq.
Barnes & Thornburg LLP
225 South Sixth Street
Suite 2800
Minneapolis, MN 55402
(612) 367-8785
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 8, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “Affiliated” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Thomas P. Hartness Revocable Trust u/a DTD July 30, 2010
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,000,0001,2
	9	SOLE DISPOSITIVE POWER 5,000,0001
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON OO

1 Includes 2,500,000 shares of Common Stock issuable upon the exercise of warrants.
2 Due to a Voting Agreement (further described in Item 6 of Amendment No. 2 to this Schedule 13D filed April 14, 2014) the trust may be deemed to have shared voting power over 5,000,000 shares of Common Stock.

CUSIP No. 808831101

1	NAME OF REPORTING PERSON James Carroll
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 768,9281,2
	9	SOLE DISPOSITIVE POWER 768,9281
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 768,9281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON IN

1 Includes 93,750 shares of Common Stock owned by the Reporting Person’s IRA, and 313,750 shares of Common Stock issuable upon the exercise of warrants.
2 Due to a Voting Agreement (further described in Item 6 of Amendment No. 2 to this Schedule 13D filed April 14, 2014) Mr. Carroll may be deemed to have shared voting power over 768,928 shares of Common Stock.

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Kenneth L. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 651,5001,2
	9	SOLE DISPOSITIVE POWER 651,5001
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 651,5001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON IN

1 Includes 312,500 shares of Common Stock issuable upon the exercise of warrants.
2 Due to a Voting Agreement (further described in Item 6 of Amendment No. 2 to this Schedule 13D filed April 14, 2014) Mr. Smith may be deemed to have shared voting power over 651,500 shares of Common Stock.

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Bernard M. McPheely Revocable Trust u/a DTD May 25, 2011
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 593,2501,2
	8	SHARED VOTING POWER 8,267,9283
	9	SOLE DISPOSITIVE POWER 593,2501,2
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,861,1781,2,3
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO

1 Includes 250,000 shares of Common Stock issuable upon the exercise of warrants and 31,250 shares of Common Stock issuable upon the exercise of options.
2 Two of Mr. McPheely’s adult children each own 31,250 shares of Common Stock and rights to acquire 31,250 shares of Common Stock upon the exercise of stock warrants, of which Mr. McPheely disclaims beneficial ownership.
3 Due to a Voting Agreement (further described in Item 6 of Amendment No. 2 to this Schedule 13D filed April 14, 2014) Mr. McPheely, trustee of the trust, may be deemed to have shared voting power over 8,267,928 shares of Common Stock.

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Glen R. Bailey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 500,0001,2
	9	SOLE DISPOSITIVE POWER 500,0001
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON IN

1 Includes 250,000 shares of Common Stock issuable upon the exercise of warrants.
2 Due to a Voting Agreement (further described in Item 6 of Amendment No. 2 to this Schedule 13D filed April 14, 2014) Mr. Bailey may be deemed to have shared voting power over 500,000 shares of Common Stock.

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Kristoffer Mack
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 400,0001
	9	SOLE DISPOSITIVE POWER 400,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON IN

1 Due to a Voting Agreement (further described in Item 6 of Amendment No. 2 to this Schedule 13D filed April 14, 2014) Mr. Mack may be deemed to have shared voting power over 400,000 shares of Common Stock.

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Paul Rapello
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 350,0001
	9	SOLE DISPOSITIVE POWER 350,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON IN

1 Due to a Voting Agreement (further described in Item 6 of Amendment No. 2 to this Schedule 13D filed April 14, 2014) Mr. Rapello may be deemed to have shared voting power over 350,000 shares of Common Stock.

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Glen R. and Marsha C. Bailey JTWROS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 01
	8	SHARED VOTING POWER 347,5002
	9	SOLE DISPOSITIVE POWER 347,5001
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 347,5001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON IN

1 Two of Mr. and Mrs. Bailey’s adult children each own 1,250 shares of Common Stock, of which Mr. and Mrs. Bailey disclaim beneficial ownership.
2 Due to a Voting Agreement (further described in Item 6 of Amendment No. 2 to this Schedule 13D filed April 14, 2014) Mr. and Mrs. Bailey may be deemed to have shared voting power over 347,500 shares of Common Stock.

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Robert M. Daisley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 250,0001,2
	9	SOLE DISPOSITIVE POWER 250,0001
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON IN

1 Includes 125,000 shares of Common Stock issuable upon the exercise of warrants.
2 Due to a Voting Agreement (further described in Item 6 of Amendment No. 2 to this Schedule 13D filed April 14, 2014) Mr. Daisley may be deemed to have shared voting power over 250,000 shares of Common Stock.

EXPLANATORY NOTE

This Amendment No. 3 (“Amendment No. 3”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 28, 2012, Amendment No. 1 filed with the Commission on March 24, 2014, and Amendment No. 2 filed with the Commission on April 14, 2014 (“Amendment No. 2”), by the Thomas P. Hartness Revocable Trust u/a DTD July 30, 2010, Kristoffer Mack, Paul Rapello, Glen R. Bailey and Marsha C. Bailey as joint tenants and Mr. Bailey in his individual capacity, Kenneth L. Smith, the Bernard M. McPheely Revocable Trust U/A DTD May 25, 2011, James Carroll and the Guarantee & Trust Co. TTEE James Carroll r/o IRA, and Robert M. Daisley (collectively, the “Schedule 13D”).  Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction.

The information contained the first paragraph in Item 4 of the Schedule 13D is hereby amended to read in its entirety as follows:

The Reporting Persons have formed a “group” within the meaning of Section 13d(3) of the Securities Exchange Act of 1934, may be deemed to beneficially own an aggregate of 8,861,178 shares of Common Stock (including warrants to purchase 3,751,250 shares of Common Stock and options to purchase 31,250 shares of Common Stock), constituting approximately 16.4% of the shares of Common Stock outstanding, and are considering engaging in discussions with the Board of Directors (the “Board”) and management of the Issuer and/or taking other actions to influence the corporate governance of the Issuer as described below.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

As of the date of this statement, Mr. Hartness beneficially owns, as the trustee and settler of the Hartness Revocable Trust, 2,500,000 shares of Common Stock, and rights to acquire 2,500,000 shares upon the exercise of stock warrants, representing a 9.5% interest in the Issuer. By virtue of the Voting Agreement discussed in further detail in Item 6 of Amendment No. 2, Mr. Hartness may be deemed to have shared power to vote or to direct the vote of 5,000,000 shares of Common Stock, and the sole power to dispose or to direct the disposition of 5,000,000 shares of Common Stock. There were no transactions effected by Mr. Hartness or the Hartness Revocable Trust in Common Stock during the past 60 days.

As of the date of this statement, Mr. Carroll beneficially owns 455,178 shares of Common Stock, including 93,750 shares held by the Carroll IRA, and rights to acquire 313,750 shares upon the exercise of stock warrants, representing a 1.5% interest in the Issuer. By virtue of the Voting Agreement discussed in further detail in Item 6 of Amendment No. 2, Mr. Carroll may be deemed to have shared power to vote or to direct the vote of 768,928 shares of Common Stock, and the sole power to dispose or to direct the disposition of 768,928 shares of Common Stock.  There were no transactions effected by Mr. Carroll or the Carroll IRA in Common Stock during the past 60 days.

As of the date of this statement, Mr. Smith beneficially owns 339,000 shares of Common Stock, and rights to acquire 312,500 shares upon the exercise of stock warrants, representing a 1.3% interest in the Issuer.  By virtue of the Voting Agreement discussed in further detail in Item 6 of Amendment No. 2, Mr. Smith may be deemed to have shared power to vote or to direct the vote of 651,500 shares of Common Stock, and the sole power to dispose or to direct the disposition of 651,500 shares of Common Stock. There were no transactions effected by Mr. Smith in Common Stock during the past 60 days.

As of the date of this statement, Bernard McPheely beneficially owns, as the trustee and settler of the McPheely Revocable Trust, 312,000 shares of Common Stock, and rights to acquire 250,000 shares upon the exercise of stock warrants, and beneficially owns, in his individual capacity, rights to acquire 31,250 shares upon the exercise of stock options, representing an aggregate 1.2% interest in the Issuer.  By virtue of the Voting Agreement discussed in further detail in Item 6 of Amendment No. 2, Mr. McPheely may be deemed to have sole power to vote or to direct the vote of 593,250 shares of Common Stock, shared power to vote or to direct the vote of 8,267,928 shares of Common Stock, and the sole power to dispose or to direct the disposition of 593,250 shares of Common Stock. There were no transactions effected by Mr. McPheely or the McPheely Revocable Trust in Common Stock during the past 60 days.

As of the date of this statement, Mr. Bailey beneficially owns in his individual capacity 250,000 shares of Common Stock, and rights to acquire 250,000 shares upon the exercise of stock warrants, representing a 1.0% interest in the Issuer. By virtue of the Voting Agreement discussed in further detail in Item 6 of Amendment No. 2, Mr. Bailey may be deemed to have shared power to vote or to direct the vote of 500,000 shares of Common Stock, and the sole power to dispose or to direct the disposition of 500,000 shares of Common Stock. There were no transactions effected by Mr. Bailey in Common Stock during the past 60 days.

As of the date of this statement, Mr. Mack beneficially owns 400,000 shares of Common Stock, representing a 0.8% interest in the Issuer.  By virtue of the Voting Agreement discussed in further detail in Item 6 of Amendment No. 2, Mr. Mack may be deemed to have shared power to vote or to direct the vote of 400,000 shares of Common Stock, and the sole power to dispose or to direct the disposition of 400,000 shares of Common Stock. There were no transactions effected by Mr. Mack in Common Stock during the past 60 days.

As of the date of this statement, Mr. Rapello beneficially owns 350,000 shares of Common Stock, representing a 0.7% interest in the Issuer.  By virtue of the Voting Agreement discussed in further detail in Item 6 of Amendment No. 2, Mr. Rapello may be deemed to have shared power to vote or to direct the vote of 350,000 shares of Common Stock, and the sole power to dispose or to direct the disposition of 350,000 shares of Common Stock. There were no transactions effected by Mr. Rapello in Common Stock during the past 60 days.

As of the date of this statement, Mr. and Mrs. Bailey beneficially own 347,500 shares of Common Stock as joint tenants, representing a 0.7% interest in the Issuer.  By virtue of the Voting Agreement discussed in further detail in Item 6 of Amendment No. 2, Mr. and Mrs. Bailey may be deemed to have shared power to vote or to direct the vote of 347,500 shares of Common Stock, and the sole power to dispose or to direct the disposition of 347,500 shares of Common Stock. There were no transactions effected by Mr. and Mrs. Bailey in Common Stock during the past 60 days.

As of the date of this statement, Mr. Daisley beneficially owns 125,000 shares of Common Stock, and rights to acquire 125,000 shares upon the exercise of stock warrants, representing a 0.5% interest in the Issuer.  By virtue of the Voting Agreement discussed in further detail in Item 6 of Amendment No. 2, Mr. Daisley may be deemed to have shared power to vote or to direct the vote of 250,000 shares of Common Stock, and the sole power to dispose or to direct the disposition of 250,000 shares of Common Stock.  There were no transactions effected by Mr. Daisley in Common Stock during the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2014	THOMAS P. HARTNESS REVOCABLE TRUST U/A DTD JULY 30, 2010

By: *
Thomas P. Hartness, Trustee

*
Kristoffer Mack, Individually

*
Paul Rapello, Individually

*
Glen R. Bailey, Individually

*
Marsha C. Bailey, Individually

*
Kenneth L. Smith, Individually

BERNARD M. MCPHEELY REVOCABLE TRUST U/A DTD MAY 25, 2011

By:
Bernard M. McPheely, Trustee

*
James Carroll, Individually

GUARANTEE & TRUST CO. TTEE JAMES CARROLL R/O IRA

By: *
James Carroll, Trustee

*
Robert M. Daisley, Individually

* By:	Bernard M. McPheely
Attorney-in-Fact